Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 16, 2024

Via EDGAR Filing

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2400

Balanced Income Builder Portfolio, Series 47

File Nos. 333-277263 and 811-03763

Dear Ms. Vroman-Lee:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2400, filed on February 22, 2024, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 47 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        In the second paragraph under the “Principal Investment Strategy” section, please define how the trust is defining small-, mid- and large capitalization companies.

Response:       In response to this comment, the third sentence of the second paragraph under the “Principal Investment Strategy” section will be revised to the following: “The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies of small-, mid- or large-capitalizations (capitalizations are as determined by FTSE Russell).”

2.        In the third paragraph under the “Principal Investment Strategy” section, please define how the trust is defining “strong financial strength” and “positive performance relative to their peers.”

Response:       In response to this comment, the first sentence of the third paragraph under the “Principal Investment Strategy” section will be revised to the following: “The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis generally demonstrate strong financial strength (such as positive sustainable cash flow and the ability to return capital to investors) and positive performance relative to their peers (i.e., exhibit capital appreciation and income for a total return that is higher than their peers).”

3.       Please disclose concretely the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments as of the date of deposit. Please ensure that the “Principal Risks” section only covers risks associated with the trust’s principal investments as of the date of deposit.

Response:       Once the portfolio is selected, a sentence will be added to the section entitled “Principal Investment Strategy” stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren